Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

July 21, 2010

Re: Oxford Lane Capital Corp.
        File Nos.: 333-167803; 811-22432

Dear Mr. Boehm:

On June 25, 2010, you filed on behalf of Oxford Lane Capital Corp. ("Fund"), a
closed-end investment company, a registration statement on Form N-2 under the
Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 to
register common shares of the Fund. We have reviewed the filing and have the following
comments.

Prospectus

1.   Delete the following sentence in the paragraph before the Table of
        Contents or explain the duty to update: "You should not assume that the
        information contained in this prospectus is accurate as of any date other
        than the date on the front of this prospectus."

2.   Summary—In the section disclosing the possibility of the Fund co-
        investing with affiliates of the adviser, please add that such co-investments
        may require SEC exemptive relief, which is not guaranteed.

3.   Risk Factors—With respect to the disclosure about the Fund's lack of
        diversification, please disclose the existence of any limitations on the
        ability of the fund to invest in any one issuer.

4.   Risk Factors—Our Board of Directors may change our operating policies
        and strategies without prior notice or stockholder approval—Please
        provide a cross-reference to the section of the prospectus that discloses the
        Fund's fundamental policies.

5.   Risk Factors—Investments in foreign securities—Please add disclosure in the investment strategies section of the summary reflecting the Fund's policy of investing in foreign securities.

6.   Provisions of the Maryland General Corporation Law—Since the Maryland Control Share Acquisition Act does not apply to registered investment companies, explain in your response the opt out disclosure in the last two sentences of the first paragraph of this section. Describe how the MCSSA works and inform the staff whether the Fund in the future intends to opt into the MCSSA.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel